EXHIBIT 6.11


                    Agreement for Ian Basford
              President of Axion Spatial Imaging Inc.
              President of Axion Spatial Imaging Ltd.


1. Effective Period
This agreement is in effect from June 1st, 1998. Salary increase will be retroactive to June 1st, 1998 until funding from OTC has been received. The funding is expected some time in June 1998.

2. Salary
The Minimum Salary will be $144,000.00 CND per year.
If Gross sales projections are met, salary increases by 10%. If
Gross sales projections are exceeded by 5%, salary increases by 15%.

3. Shares
Employee stock option of 200,000 shares at $1.00 USD granted, option open for exercise for five years from June 1st, 1998.

4. Severance
On termination of employment, a minimum of two years salary will be paid as severance compensation. If severance is without cause, expiration period for options after termination will be extended to full term.

5. Responsibilities
The primary responsibilities of the President are running the operations of the two companies, reporting to the Directors and the CEO. Secondary responsibilities are assisting the CEO with issues relating to the public market and securities.

6. Approval
The Board of Directors, with Ian abstaining from voting has approved this agreement.

The CEO, Charles Martin, has approved this Agreement. Charles
Martin has informed the new investment group of this agreement.

Date: 8 June 98


/s/ Milinusic, Tomislav             /s/ Brian Shearer
_________________________           _________________________
Tomislav Milinusic                  Brian Shearer
Director                            Director

/s/ Charles Martin                  /s/ Ias Basford
_________________________           _________________________
Charles Martin                      Ian Basford
CEO                                 President




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